Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2013 SECOND QUARTER RESULTS

Financial Highlights for Fiscal 2013 Second Quarter

(YoY growth % are on constant currency basis(1); please see table below for YoY growth % on actual basis)

•	Revenue rose 25.8% year over year (yoy) to $45.7 million in 2Q13 versus $43.8 million in 2Q12.

•	Revenue less service costs(2) increased 12.6% yoy to $20.2 million in 2Q13; Hotels and packages contribution increased to 24.0% in 2Q13 versus 17.8% in 2Q12.

•	Revenue less service costs(2) for Hotels and packages increased by 51.3% yoy in 2Q13.

•	Net revenue margin(3) for Hotels and packages increased to 12.5% in 2Q13 versus 12.1% in 2Q12.

•	Adjusted net income(5) was $1.2 million in 2Q13 versus $1.6 million in 2Q12.

•	Adjusted diluted earnings per share(5) for 2Q13 was $0.03 versus $0.04 in 2Q12.

Gurgaon, India and New York, November 6, 2012 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its second fiscal quarter ended September 30, 2012.

“MakeMyTrip was faced with increasingly difficult operating conditions as the health of our domestic airline industry remain uncertain.” said Deep Kalra, Chairman and CEO. “However, we are confident and optimistic of our vision and investments in changing the way Indians book their hotels and holidays in the future, as this segment of the travel market remains largely underpenetrated online today.

(in thousands except EPS)	3 months Ended September 30, 2011	3 months Ended September 30, 2012	YoY Change	YoY Change in Constant Currency(1)
Financial Summary as per IFRS
Revenue	$43,790.0	$45,668.8	4.3%	25.8%
Revenue Less Service Costs(2)	$21,333.2	$20,155.3	-5.5%	12.6%
Air Ticketing	$16,638.0	$14,501.9	-12.8%	4.8%
Hotels & packages	$3,784.7	$4,937.2	30.5%	51.3%
Other	$910.5	$716.3	-21.3%	-6.7%
Results from Operating Activities	$932.7	$(3,023.1)
Adjusted Operating Profit(4)	$2,376.3	$37.8
Income (Loss) for the Period	$74.2	$(1,227.8)
Adjusted Net Income (5)	$1,571.5	$1,153.6
Diluted Earnings (Loss) per Share	$0.003	$(0.03)
Adjusted Diluted Earnings per Share(5)	$0.04	$0.03

Operating Metrics
Gross Bookings(6)	$244,950.1	$261,979.9	7.0%	28.1%
Air Ticketing	$213,709.1	$222,582.1	4.2%	25.0%
Hotels & packages	$31,240.9	$39,397.8	26.1%	49.3%
Number of Transactions
Air Ticketing	995.9	898.3	-9.8%
Hotels & packages	74.2	108.9	46.8%

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Revenue less service cost as a percentage of gross bookings.
(4)	Results from operating activities excluding employee share-based compensation costs and merger and acquisitions related expenses.
(5)	Income for the period excluding employee share-based compensation costs, merger and acquisitions related expenses, Net change in fair value of financial liability in business combination, net loss on change in fair value of derivative financial instrument and income tax benefit.
(6)	Represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations and refunds.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (6) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Recent Developments

Acquisition of HotelTravel.com

On November 6, 2012, MakeMyTrip has acquired complete stake in the companies in the ‘Hotel Travel Group’ (HT Group). HT Group has been operating the website www.hoteltravel.com (the website) for more than a decade and has its presence in Thailand, Singapore and Malaysia.

The total consideration payable to the Promoters of the HT Group by MakeMyTrip for acquiring the HT Group is USD 25 million, of which USD 15 million was paid partly in cash and partly in the form of MakeMyTrip shares in the first Closing that occurred on November 6, 2012. The balance USD 10 million is agreed to be paid in the form of MakeMyTrip shares, in 3 annual tranches through March 2016. Two of the Promoters of the HT Group will continue in employment with the HT Group in key capacities, and will be eligible for additional earn outs and incentives for the next 3 – 4 years based on HT Group meeting certain revenue and EBIDTA targets. The additional earn outs can range from NIL to USD 35 million and are payable partly in cash and partly in the form of MakeMyTrip shares.

HT Group, with the brand ‘Hotel Travel’ and the website www.hoteltravel.com, is a well-established travel company in South East Asia, especially Thailand where it has operating history of over a decade. The Group has tie ups with approximately 80,000 hotels across the world. This acquisition of the HT Group will help MakeMyTrip to further strengthen its presence in hotel and holidays segment in India and South East Asia.

Share Repurchase

The Board of Directors of the Company at a meeting held on November 6, 2012 authorized the Company to purchase outstanding ordinary shares, par value USD 0.0005 per share, of the Company on the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to USD 25 million. The timing, amount, date, price and other details relating to the repurchases will be determined based on a variety of factors, including market conditions, alternative investment opportunities and other considerations.

Appointment of Directors

The Company has appointed Mr. Rajesh Magow, Co-founder and Group Chief Financial and Operating Officer and Mr. Keyur Joshi, Co-Founder and Group Chief Commercial Officer, as directors of the company effective November 6, 2012. With their appointment, the Company has a total of 11 directors on its Board of Directors.

The following table sets forth the name, age and position of each of our directors, executive officers and significant employees as of November 6, 2012:

Name	Age	Position/Title
Directors:
Deep Kalra	43	Group Chairman and Group Chief Executive Officer
Ravi Adusumalli	36	Director
Aditya Tim Guleri	47	Director
Philip C. Wolf	56	Director(1)
Vivek N. Gour	49	Independent Director
Frederic Lalonde	38	Independent Director
Ranodeb Roy	44	Independent Director
Gyaneshwarnath Gowrea	46	Director
Mohammad Akhtar Janally	29	Director
Keyur Joshi	39	Director and Group Chief Commercial Officer
Rajesh Magow	44	Director and Group Chief Financial and Operating Officer

Executive Officers(2)
Mohit Gupta	39	Group Chief Business Officer
Amit Somani+	40	Group Chief Products Officer
Sanket Atal	44	Group Chief Technology Officer

Notes:

(1)	Mr. Philip C. Wolf satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules but does not satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.
(2)	Other than directors who are also executive officers.

Fiscal 2013 Second Quarter Financial Results

Revenue. We generated revenue of $45.7 million in the quarter ended September 30, 2012, an increase of 4.3% (25.8% in constant currency) over revenue of $43.8 million in the quarter ended September 30, 2011.

Air Ticketing. Revenue from our air ticketing business decreased by 19.6% (3.2% in constant currency) to $15.3 million in the quarter ended September 30, 2012 from $19.0 million in the quarter ended September 30, 2011. Our revenue less service costs(2) decreased by 12.8% (increased by 4.8% in constant currency) to $14.5 million in the quarter ended September 30, 2012 from $16.6 million in the quarter ended September 30, 2011. This was due to transactions decreasing 9.8% year on year as demand for domestic air travel weakened on much higher airfares due to lowered capacity in the industry. The materially higher airfares caused gross bookings to grow 4.2% (increase of 25.0% in constant currency) year on year, but growth in revenue less service costs was offset by the decline in our net revenue margin to 6.5% from 7.8% a year ago, as we strategically utilized part of the margin to sustain our market share.

Hotels and Packages. Revenue from our hotels and packages business increased by 24.3% (50.6% in constant currency) to $29.6 million in the quarter ended September 30, 2012 from $23.8 million in the quarter ended September 30, 2011. Our revenue less service costs(2) increased by 30.5% (51.3% in constant currency) to $4.9 million in the quarter ended September 30, 2012 from $3.8 million in the quarter ended September 30, 2011. This was due to an increase in gross bookings by 26.1% (49.3% in constant currency) and an increase in net revenue margin from 12.1% in the quarter ended September 30, 2011 to 12.5% in the quarter ended September 30, 2012.

Other Revenue. Our other revenue decreased to $0.7 million in the quarter ended September 30, 2012 from $0.9 million in the quarter ended September 30, 2011, primarily due to decrease in sale of rail tickets.

Total Revenue less Service Costs. Our total revenue less service costs decreased by 5.5% (increased by 12.6% in constant currency) to $20.2 million in the quarter ended September 30, 2012 from $21.3 million in the quarter ended September 30, 2011 as a result of a 12.8% decrease (increase of 4.8% in constant currency) in our air ticketing revenue less service costs, offset by an increase of 30.5% (51.3% in constant currency) in our hotels and packages revenue less service costs.

Personnel Expenses. Personnel expenses increased to $7.5 million in the quarter ended September 30, 2012 from $6.7 million in the quarter ended September 30, 2011, mainly as a result of employee share-based compensation costs of $2.9 million in the quarter ended September 30, 2012 as against $1.4 million in quarter ended September 30, 2011. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 1.7 percentage points year over year and increased by 2.7 percentage points over the previous quarter.

Other Operating Expenses. Other operating expenses increased by 14.3% to $14.9 million in the quarter ended September 30, 2012 from $13.0 million in the quarter ended September 30, 2011, primarily as a result of an increase in outsourcing fees and advertisement expenses in line with the growth in our business. Other operating expenses include merger and acquisitions related expenses of $0.2 million in the quarter ended September 30, 2012 as against $0.05 million in quarter ended September 30, 2011. Merger and acquisitions related expenses include professional fees and certain other expenses associated with acquisitions and certain extraordinary transactions, whether or not consummated.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $3.0 million in the quarter ended September 30, 2012 from a profit of $0.9 million in the quarter ended September 30, 2011. Excluding the effects of our employee share-based compensation costs and merger and acquisitions related expenses for both quarters ended September 30, 2012 and 2011, we would have recorded an operating profit of $0.04 million in the quarter ended September 30, 2012 compared with an operating profit of $2.4 million in the quarter ended September 30, 2011.

Net Finance Income (costs). Our net finance income was $1.4 million in the quarter ended September 30, 2012 against a net finance costs of $0.9 million in the quarter ended September 30, 2011, primarily due to higher forex gain and higher interest income earned on term deposits with banks in the quarter ended September 30, 2012.

Profit (Loss) for the Period. As a result of the foregoing factors, including the effects of employee share-based compensation costs and merger and acquisitions related expenses, our loss for the quarter ended September 30, 2012 was $1.2 million as compared to a profit of $0.07 million in the quarter ended September 30, 2011. Excluding the effects of employee share-based compensation costs, merger and acquisitions related expenses, net change in fair value of financial liability in business combination and income tax benefit for the second quarter of both fiscal years 2013 and 2012, net loss on change in the fair value of derivative financial instruments in the second quarter of fiscal 2013, we would have recorded a net profit of $1.2 million in the quarter ended September 30, 2012 and a net profit of $1.6 million in the quarter ended September 30, 2011.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.03 for the quarter ended September 30, 2012 as compared to diluted earnings per share of $0.003 in the quarter ended September 30, 2011. After adjusting for employee share-based compensation costs, merger and acquisitions related expenses, net change in fair value of financial liability in business combination and income tax benefit for the second quarter of both fiscal years 2013 and 2012, net loss on change in the fair value of derivative financial instruments in the second quarter of fiscal 2013 as mentioned in the preceding paragraph, diluted earnings per share were $0.03 in the quarter ended September 30, 2012, compared to diluted earnings per share of $0.04 in the quarter ended September 30, 2011.

Fiscal Year 2012-13 Outlook

The Company is revising its fiscal year 2013 Revenue less service costs growth guidance in the range of 13% to 16% on a constant currency basis. This growth guidance is based on average actual Indian Rupee to U.S. Dollar exchange rate of 48.23 for full fiscal year 2012. On a U.S. dollar basis, we are updating our revenue less service cost guidance in the range of $89 million to $91 million solely to reflect the current 3Q13 average exchange rate of INR 54 to a U.S. Dollar. The previously provided guidance range had assumed an average exchange rate of INR 55 to a U.S. Dollar.

Conference Call

MakeMyTrip will host a conference call to discuss the company’s results for the quarter ended September 30, 2012 beginning at 10:00 a.m. EST on November 6, 2012. To participate, please dial + 1-866-804-6921 from within the U.S. or +1-857-350-1667 from any other country. Thereafter, callers will be prompted to enter the participant passcode 60474271. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for two weeks by dialing +1-888-286-8010 and using passcode 49544018. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit, adjusted net income and change in constant currency are useful in measuring the results of the company. The IFRS measures most directly comparable to adjusted operating profit and adjusted net income are results from operating activities and income (loss) for the period, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as merger and acquisitions related expenses, follow-on public offering costs, net change in fair value of financial liability in business combination, net loss on change in the fair value of derivative financial instruments and income tax benefit) provide investors and analysts a more accurate representation of the Company’s operating results.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated June 25, 2012, filed with the U.S. Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited and MakeMyTrip.com

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip.com Inc., Luxury Tours & Travel Pte Ltd, Singapore and Luxury Tours (Malaysia) Sdn Bhd. The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary website, www.makemytrip.com, and other technology-enhanced platforms, the company provides access to all major domestic full-service and low-cost airlines operating in India, all major airlines operating to and from India, over 10,300 hotels and guesthouses in India and a wide selection of hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

INVESTOR RELATIONS

Jonathan Huang

MakeMyTrip Limited

+1 (646) 405-1311

jonathan.huang@makemytrip.com

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	As at March 31, 2012	As at September 30, 2012
	(in USD)
Assets
Property, plant and equipment	7,064,373	7,040,118
Intangible assets	8,349,403	9,773,591
Trade and other receivables, net	807,159	690,573
Investment in equity-accounted investee	838,212	761,691
Other investment	4,416,543	4,862,196
Derivatives instruments	202,054	131,054
Term deposits	648,506	873,154
Other non-current assets	449,559	528,275
Deferred tax assets	8,892,842	9,990,003

Total non-current assets	31,668,651	34,650,655

Inventories	2,367,548	543,828
Current tax assets	5,908,213	6,337,521
Trade and other receivables, net	20,575,261	27,518,394
Term deposits	43,676,624	51,910,172
Other current assets	21,792,776	23,132,378
Cash and cash equivalents	43,798,230	41,241,290
Assets held for sale	404,109	—

Total current assets	138,522,761	150,683,583

Total assets	170,191,412	185,334,238

Equity
Share capital	18,576	18,632
Share premium	150,144,112	150,747,744
Fair value reserve	(428,937)	16,717
Accumulated deficit	(31,827,379)	(33,843,370)
Share based payment reserve	9,388,239	14,476,337
Foreign currency translation reserve	(8,578,442)	(9,269,958)

Total equity attributable to equity holders of the Company	118,716,169	122,146,102
Non-controlling interest	75,620	—

Total equity	118,791,789	122,146,102

Liabilities
Loans and borrowings	177,280	134,660
Employee benefits	681,135	920,209
Other non-current liabilities	1,487,658	636,321

Total non-current liabilities	2,346,073	1,691,190

Loans and borrowings	82,083	69,509
Derivatives instruments	149,135	220,513
Trade and other payables	46,697,644	59,394,487
Deferred income	23,122	22,822
Other current liabilities	2,101,566	1,789,615

Total current liabilities	49,053,550	61,496,946

Total liabilities	51,399,623	63,188,136

Total equity and liabilities	170,191,412	185,334,238

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the three months ended September 30,		For the six months ended September 30,
	2011	2012	2011	2012
	(in USD)
Revenue
Air ticketing	19,030,864	15,304,004	33,708,501	32,488,725
Hotels and packages	23,848,605	29,648,545	60,437,950	75,408,341
Other revenue	910,500	716,270	1,691,198	1,905,949

Total revenue	43,789,969	45,668,819	95,837,649	109,803,015

Service cost
Procurement cost of hotel and packages services	20,063,906	24,711,386	50,737,728	63,361,502
Cost of air tickets coupon	2,392,904	802,135	2,661,939	2,403,317
Personnel expenses	6,718,390	7,533,672	10,987,040	15,151,602
Other operating expenses	13,019,479	14,875,851	27,496,063	30,619,411
Depreciation and amortization	662,611	768,922	1,230,429	1,488,163

Result from operating activities	932,679	(3,023,147)	2,724,450	(3,220,980)

Finance income	428,699	1,779,725	890,532	2,166,912
Finance costs	1,290,262	400,174	2,794,746	1,541,078

Net finance income (costs)	(861,563)	1,379,551	(1,904,214)	625,834

Share of loss of equity-accounted investee	—	(45,414)	—	(76,521)

Profit (Loss) before tax	71,116	(1,689,010)	820,236	(2,671,667)
Income tax benefit	3,124	461,258	4,920	633,456

Profit (Loss) for the period	74,240	(1,227,752)	825,156	(2,038,211)

Other comprehensive income (loss)
Foreign currency translation differences on foreign operations	(4,869,160)	3,324,264	(4,929,579)	(674,803)
Net change in fair value of available-for-sale financial assets	—	629,108	—	445,654
Defined benefit plan actuarial gains (losses)	2,646	(70,113)	2,646	(70,113)

Other comprehensive income (loss) for the period, net of tax	(4,866,514)	3,883,259	(4,926,933)	(299,262)

Total comprehensive income (loss) for the period, net of tax	(4,792,274)	2,655,507	(4,101,777)	(2,337,473)

Profit (Loss) attributable to:
Owners of the Company	121,058	(1,161,470)	877,907	(1,966,749)
Non-controlling interest	(46,818)	(66,282)	(52,751)	(71,462)

Profit (Loss) for the period	74,240	(1,227,752)	825,156	(2,038,211)

Total comprehensive income (loss) attributable to:
Owners of the Company	(4,714,947)	2,714,378	(4,015,164)	(2,267,231)
Non-controlling interest	(77,327)	(58,871)	(86,613)	(70,242)

Total comprehensive income (loss) for the period	(4,792,274)	2,655,507	(4,101,777)	(2,337,473)

Earnings (Loss) per share
Basic	0.003	(0.03)	0.02	(0.05)
Diluted	0.003	(0.03)	0.02	(0.05)

Weighted average number of shares
Basic	36,882,797	37,197,443	36,292,257	37,179,161
Diluted	38,146,258	37,197,443	37,724,303	37,179,161

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

	Attributable to equity holders of the Company
	Share capital	Share premium	Fair value reserve	Accumulated deficit	Share based payment reserve	Foreign currency translation reserve	Total	Non- controlling interest	Total equity
					(In USD)
Balance as at April 1, 2012	18,576	150,144,112	(428,937)	(31,827,379)	9,388,239	(8,578,442)	118,716,169	75,620	118,791,789
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	(1,966,749)	—	—	(1,966,749)	(71,462)	(2,038,211)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(676,023)	(676,023)	1,220	(674,803)
Net change in fair value of available-for-sale financial assets	—	—	445,654	—	—	—	445,654	—	445,654
Defined benefit plan actuarial gains, net of tax	—	—	—	(70,113)	—	—	(70,113)	—	(70,113)

Total other comprehensive income (loss)	—	—	445,654	(70,113)	—	(676,023)	(300,482)	1,220	(299,262)

Total comprehensive income (loss) for the period	—	—	445,654	(2,036,862)	—	(676,023)	(2,267,231)	(70,242)	(2,337,473)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	5,554,531	—	5,554,531	—	5,554,531
Issue of ordinary shares on exercise of share options	56	603,632	—	—	(466,433)	—	137,255	—	137,255

Total contributions by owners	56	603,632	—	—	5,088,098	—	5,691,786	—	5,691,786

Changes in ownership interests in subsidiaries
Acquisition of non-controlling interests	—	—	—	20,871	—	(15,493)	5,378	(5,378)	—

Total changes in ownership interest in subsidiaries	—	—	—	20,871	—	(15,493)	5,378	(5,378)	—

Total transactions with owners	56	603,632	—	20,871	5,088,098	(15,493)	5,697,164	(5,378)	5,691,786

Balance as at September 30, 2012	18,632	150,747,744	16,717	(33,843,370)	14,476,337	(9,269,958)	122,146,102	—	122,146,102

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

	For the six months ended September 30,
	2011	2012
	(in USD)
Profit (Loss) for the period	825,156	(2,038,211)
Adjustments for non-cash items	4,444,942	5,907,867
Change in working capital	(25,323,761)	5,185,363

Net cash from (used in) operating activities	(20,053,663)	9,055,019

Net cash used in investing activities	(31,629,793)	(9,640,580)

Net cash from (used in) financing activities	35,174,170	(962,959)

Decrease in cash and cash equivalents	(16,509,286)	(1,548,520)
Cash and cash equivalents at beginning of the period	47,874,344	43,798,230
Effect of exchange rate fluctuations on cash held	(1,156,323)	(1,008,420)

Cash and cash equivalents at end of the period	30,208,735	41,241,290

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

	Three months ended September 30,
	Air ticketing		Hotels and packages		Others		Total
	2011	2012	2011	2012	2011	2012	2011	2012
Revenue	19,030,864	15,304,004	23,848,605	29,648,545	910,500	716,270	43,789,969	45,668,819

Less:
Service cost	2,392,904	802,135	20,063,906	24,711,386	—	—	22,456,810	25,513,521

Revenue less service cost	16,637,960	14,501,869	3,784,699	4,937,159	910,500	716,270	21,333,159	20,155,298

	Six months ended September 30,
	Air ticketing		Hotels and packages		Others		Total
	2011	2012	2011	2012	2011	2012	2011	2012
Revenue	33,708,501	32,488,725	60,437,950	75,408,341	1,691,198	1,905,949	95,837,649	109,803,015

Less:
Service cost	2,661,939	2,403,317	50,737,728	63,361,502	—	—	53,399,667	65,764,819

Revenue less service cost	31,046,562	30,085,408	9,700,222	12,046,839	1,691,198	1,905,949	42,437,982	44,038,196

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended September 30,		For the six months ended September 30,
(Unaudited)	2011	2012	2011	2012
	(in USD)
Result from operating activities as per IFRS	932,679	(3,023,147)	2,724,450	(3,220,980)
Add: Employee share-based compensation costs	1,398,168	2,850,758	1,254,257	5,554,531
Add: Merger and acquisitions related expenses	45,492	210,168	83,540	235,419

Adjusted Operating Profit	2,376,339	37,779	4,062,247	2,568,970

Reconciliation of Adjusted Net Income (Loss)	For the three months ended September 30,		For the six months ended September 30,
(Unaudited)	2011	2012	2011	2012
	(in USD)
Income (Loss) for the period as per IFRS	74,240	(1,227,752)	825,156	(2,038,211)
Add: Employee share-based compensation costs	1,398,168	2,850,758	1,254,257	5,554,531
Add: Merger and acquisitions related expenses	45,492	210,168	83,540	235,419
Add: Cost related to follow-on public offering	—	—	879,994	—
Add: Net loss on change in fair value of derivative financial instrument
	—	51,340	—	142,378
Add: Interest accretion on preference stock	—	—	—	—
Add (Less): Net change in fair value of financial liability in business combination	56,682	(269,680)	89,056	(262,497)
Less: Income tax benefit	(3,124)	(461,258)	(4,920)	(633,456)

Adjusted Net Income	1,571,458	1,153,576	3,127,083	2,998,164

Adjusted Earnings per share
Diluted	0.04	0.03	0.08	0.08

	For the three months ended September 30, 2012,
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (Unaudited)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	-19.6%	24.3%	-21.3%	4.3%	-12.8%	30.5%	-21.3%	-5.5%
Impact of Foreign Currency Translation	16.4%	26.3%	14.7%	21.5%	17.6%	20.9%	14.7%	18.1%

Constant Currency Growth	-3.2%	50.6%	-6.7%	25.8%	4.8%	51.3%	-6.7%	12.6%

	For the six months ended September 30, 2012,
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (Unaudited)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	-3.6%	24.8%	12.7%	14.6%	-3.1%	24.2%	12.7%	3.8%
Impact of Foreign Currency Translation	19.8%	23.7%	21.9%	22.3%	19.9%	21.3%	21.9%	20.3%

Constant Currency Growth	16.2%	48.5%	34.6%	36.9%	16.8%	45.5%	34.6%	24.1%

MAKEMYTRIP LIMITED

OPERATING DATA

	For the three months ended September 30,		For the six months ended September 30,
	2011	2012	2011	2012
	(in thousands, except percentages)
Number of transactions
Air ticketing	995.9	898.3	1,900.0	1,720.4
Hotels and packages	74.2	108.9	147.5	214.6

Revenue less service cost:
Air ticketing	16,638.0	14,501.9	31,046.6	30,085.4
Hotels and packages	3,784.7	4,937.2	9,700.2	12,046.8
Other revenue	910.5	716.3	1,691.2	1,905.9

	21,333.2	20,155.3	42,438.0	44,038.2

Gross Bookings
Air ticketing	213,709.1	222,582.1	432,528.7	437,244.3
Hotels and packages	31,240.9	39,397.8	76,537.3	96,208.0

	244,950.1	261,979.9	509,066.0	533,452.3

Net revenue margins
Air ticketing	7.8%	6.5%	7.2%	6.9%
Hotels and packages	12.1%	12.5%	12.7%	12.5%

Combined net revenue margin for air ticketing and hotels and packages	8.3%	7.4%	8.0%	7.9%